UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 December 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

________________________________

VERTEX ACQUIRES 7C

Vertex, the business process outsourcing arm of United Utilities PLC, has purchased the UK contact centre operator, 7C, and its shareholding in 7C India.

The acquisition includes the transfer of 7C’s key clients to Vertex, four existing contact centres in the UK, and the 75% shareholding of its Indian customer management operation, which is based in New Delhi.

The acquired business has annualised revenues of around GBP20 million, and net assets of around GBP4 million. 434 directly employed 7C employees, in the UK and India, will transfer to Vertex as part of the deal.

Chief Executive of United Utilities, John Roberts, said:

“We’re delighted with this acquisition, which enhances Vertex’s UK operations and adds to our existing presence in India. The clients we’ve acquired from 7C complement our UK client portfolio, and we’re looking forward to developing our working relationship with them.”

United Utilities' Contacts:

John Roberts, Chief Executive +44 1925 237000
Simon Batey, Finance Director +44 1925 237000
Simon Bielecki, Investor Relations Manager +44 1925 237033
Alan Price, Head of Corporate and Financial Communications +44 20 7307 0300

Notes

Vertex, the business process outsourcing arm of United Utilities, specialises in Customer Relationship Management (CRM). Every year, Vertex handles around 14 million client customers, over 106 million calls, prints and sends out 36 million bills and processes 93 million payment transactions to a value of over GBP6 billion.

Vertex clients include: Cable & Wireless, TXU, Hydro-One, Littlewoods Bet Direct, the London Borough of Ealing, Birmingham City Council, Westminster City Council, Marks and Spencer, Companies House, United Utilities and the trainline.com.

Vertex has acquired the businesses of 7C Limited, 7C Pembroke Ltd and 7C’s shareholding of 7C India, in which GE Capital has a strategic investment.
____________________________________

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 2nd December, 2002

By Paul Davies

Paul Davies

Assistant Group Secretary
-------------------------------------